Exhibit 99.1

Vermilion Energy Inc. Reports Voting Results of Annual General Meeting

CALGARY, AB, May 4, 2023 /CNW/ - Vermilion Energy Inc. ("Vermilion") (TSX: VET) (NYSE: VET) is pleased to announce the voting results from our annual meeting of shareholders held on May 3, 2023. A total of 68,926,615 common shares representing 42.52% of Vermilion's issued and outstanding common shares were voted in connection with the meeting.

The vote on each matter was conducted by ballot. The manner in which the proxies were voted or ballots cast, as applicable, in respect of each matter is set out below.

1. Ordinary resolution to approve fixing the number of directors of Vermilion to be elected at the Meeting at ten (10).

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
54,860,679	95.37%	2,666,094	4.63%

2. Ordinary resolution to approve the election of the following ten nominees to serve as directors of Vermilion for the ensuing year, or until their successors are duly elected or appointed, as described in the Information Circular.

Name of Nominee	Votes For		Votes Withheld
	Number	Percent (%)	Number	Percent (%)
Robert B. Michaleski	53,988,354	93.85%	3,538,418	6.15%
Dion Hatcher	54,543,485	94.81%	2,983,287	5.19%
James J. Kleckner Jr.	54,346,270	94.47%	3,180,502	5.53%
Carin S. Knickel	53,988,448	93.85%	3,538,324	6.15%
Stephen P. Larke	53,633,997	93.23%	3,892,775	6.77%
Timothy R. Marchant	54,249,897	94.30%	3,276,875	5.70%
William B. Roby	54,524,013	94.78%	3,002,759	5.22%
Manjit K. Sharma	52,496,582	91.26%	5,030,191	8.74%
Myron M. Stadnyk	54,390,097	94.55%	3,136,675	5.45%
Judy A. Steele	53,814,583	93.55%	3,712,189	6.45%

3. Ordinary resolution to approve the appointment of Deloitte LLP, Chartered Accountants, as auditors of Vermilion for the ensuing year.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
61,788,075	89.69%	7,100,400	10.31%

4. Ordinary resolution to accept on an advisory basis the approach to executive compensation, as disclosed in the Information Circular.

Votes For		Votes Against
Number	Percent (%)	Number	Percent (%)
53,638,322	93.25%	3,881,806	6.75%

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing assets in North America, Europe and Australia. Our business model emphasizes free cash flow generation and returning capital to investors when economically warranted, augmented by value-adding acquisitions. Vermilion's operations are focused on the exploitation of light oil and liquids-rich natural gas conventional and unconventional resource plays in North America and the exploration and development of conventional natural gas and oil opportunities in Europe and Australia.

Vermilion's priorities are health and safety, the environment, and profitability, in that order. Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings. We have been recognized by leading ESG rating agencies for our transparency on and management of key environmental, social and governance issues. In addition, we emphasize strategic community investment in each of our operating areas.

Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

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SOURCE Vermilion Energy Inc.

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%CIK: 0001293135

For further information: Kyle Preston, Vice President Investor Relations, TEL (403) 269-4884, IR TOLL FREE 1-866-895-8101, investor_relations@vermilionenergy.com, www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 15:01e 04-MAY-23